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                                                                    EXHIBIT 99.1

                                                                    NEWS RELEASE


                 [SANTA FE INTERNATIONAL CORPORATION LETTERHEAD]

FOR IMMEDIATE RELEASE

                       SANTA FE INTERNATIONAL CORPORATION
                 PUBLIC OFFERING OVERALLOTMENT OPTION EXERCISED

     Dallas, July 28, 2000 -- Santa Fe International Corporation (NYSE:SDC) announced today that SFIC Holdings (Cayman), Inc., the Company's principal shareholder and a wholly owned subsidiary of Kuwait Petroleum Corporation, has received notice that the underwriters of the secondary public offering of the Company's ordinary shares have exercised their option to purchase an additional one million ordinary shares to cover overallotments in connection with the secondary public offering pursuant to the Company's Prospectus dated June 27, 2000. Santa Fe International Corporation will not receive any of the proceeds from the exercise of the option or the offering.

     Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Credit Suisse First Boston Corporation and Salomon Smith Barney Inc. serve as managing underwriters for the offering. A copy of the final prospectus relating to these securities can be obtained from the offices of Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004 (telephone
     212/902-5400).

Santa Fe International Corporation is a leading international offshore and land contract driller. The Company owns and operates a high quality, technologically advanced fleet of 27 marine drilling rigs and 33 land drilling rigs and is a provider of drilling related services to the petroleum industry.